UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number:  001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

500 – 885 Dunsmuir Street
Vancouver, British Columbia V6C 1N5
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date: August 20, 2024	By:	/s/ Matthew Friesen
Name: Matthew Friesen
Title: Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release dated August 8, 2024 - Appointment of New Directors, Reconstitution of Audit Committee
99.2	News Release dated August 14, 2024 – Bruush Announces Appointment of New Officers and Additional Directors